UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 31 March 2023 Pillar 3 Report for UBS Group and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

Pillar 3 Report

  31 March 2023

  UBS Group and significant regulated subsidiaries

  and sub-groups

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

Table of contents

UBS Group
2	Section 1	Introduction and basis for preparation
4	Section 2	Key metrics
7	Section 3	Risk-weighted assets
11	Section 4	Going and gone concern requirements and eligible capital
12	Section 5	Leverage ratio
14	Section 6	Liquidity and funding

Significant regulated subsidiaries and sub-groups
16	Section 1	Introduction
17	Section 2	UBS AG standalone
21	Section 3	UBS Switzerland AG standalone
28	Section 4	UBS Europe SE consolidated
29	Section 5	UBS Americas Holding LLC consolidated

Appendix
30	Abbreviations frequently used in our financial reports
32	Cautionary statement

Contacts

General inquiries

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team
manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2023. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

This Pillar 3 Report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”) as revised on 8 December 2021, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

›    Refer to the “Capital management” section of our first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information as of 31 March 2023 for UBS Group AG consolidated, and to the “Capital management” section of the UBS AG first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information for UBS AG consolidated

Significant regulatory developments, disclosure requirements and other changes

The BCBS has published new frequently asked questions and a consultation on technical amendments

On 30 March 2023, the BCBS published several proposals for technical amendments to the finalized Basel III rules to help promote the consistent interpretation of the Basel Framework. The amendments relate to, among other matters, the standardized approach to operational risk, the disclosure standards for credit valuation adjustment risk and the calculation of indicator scores for global systemically important banks. Comments on the proposed amendments are asked to be submitted by 15 May 2023. In addition, the BCBS finalized five frequently asked questions, covering operational risk-related topics relevant for the finalized Basel III rules and liquidity coverage ratio- and net stable funding-related topics relevant for the currently applicable Basel Framework.

Other developments

Acquisition of Credit Suisse

Following discussions jointly initiated by the Swiss Federal Department of Finance (the FDF), FINMA and the Swiss National Bank (the SNB), UBS Group AG and Credit Suisse Group AG entered into a merger agreement on 19 March 2023 that provides for the acquisition of Credit Suisse Group AG by UBS Group AG.

›    Refer to the “Acquisition of Credit Suisse” section of our first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for more information

31 March 2023 Pillar 3 Report | UBS Group | Introduction and basis for preparation	2

Capital returns

At the Annual General Meeting (the AGM) on 5 April 2023, the shareholders approved a dividend of USD 0.55 per share. The dividend was paid on 14 April 2023 to shareholders of record on 13 April 2023.

Shares acquired under our 2022 share repurchase program totaled 299m as of 31 March 2023 for a total acquisition cost of USD 5,245m (CHF 5,010m). A new two-year share repurchase program of up to USD 6bn was approved by shareholders at the AGM. However, we have temporarily suspended repurchases under the share repurchase programs due to the anticipated acquisition of Credit Suisse.

›    Refer to the “Share information and earnings per share” section of our first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for more information

Material model updates

We began to phase in a risk-weighted asset (RWA) increase for a change in relation to the loss given default (LGD) model for private equity and hedge fund financing trades in the fourth quarter of 2022. This RWA increase is being phased in over four quarters and is expected to be fully implemented by the third quarter of 2023. In the first quarter of 2023, credit risk RWA increased by USD 0.8bn due to the aforementioned change.

Furthermore, the first quarter of 2023 included an increase of USD 0.5bn related to an update to the LGD model for corporate clients and financial institutions.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the “Introduction and basis for preparation” section of our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 December 2022 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

›    Refer to our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published quarterly movement commentary

31 March 2023 Pillar 3 Report | UBS Group | Introduction and basis for preparation	3

Key metrics

Key metrics of the first quarter of 2023

The KM1 and KM2 tables below are based on Basel Committee on Banking Supervision (BCBS) Basel III rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

Our capital ratios decreased, reflecting a decrease in the common equity tier 1 (CET1) capital and an increase in the risk-weighted assets (RWA), while our leverage ratios increased slightly, reflecting a decrease in the leverage ratio denominator, largely offset by a decrease in the tier 1 capital. Our CET1 capital decreased by USD 0.9bn to USD 44.6bn, mainly as operating profit before tax of USD 1.5bn, with associated current tax expenses of USD 0.5bn, was more than offset by share repurchases of USD 1.3bn and dividend accruals of USD 0.4bn.

Our tier 1 capital decreased by USD 0.6bn to USD 57.7bn, mainly reflecting the aforementioned decrease in the CET1 capital.

The TLAC available as of 31 March 2023 included CET1 capital, additional tier 1 (AT1) and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 31 March 2023 but is included as available TLAC in the KM2 table in this section.

Our available TLAC increased by USD 5.0bn to USD 110.3bn, mainly reflecting a USD 5.6bn increase in TLAC-eligible senior unsecured debt, partly offset by the aforementioned decrease in our tier 1 capital. The increase of USD 5.6bn in TLAC-eligible senior unsecured debt was mainly due to 13 new issuances of TLAC-eligible senior unsecured debt, denominated in euro, US dollars, Australian dollars and yen, amounting to an equivalent of USD 8.6bn. This was partly offset by a USD 3.0bn decrease in gone concern capital following the announcement on 22 March 2023 of a tender offer to repurchase two TLAC-eligible senior unsecured debt instruments at their respective re-offer prices (ISIN CH1255915006, with an initial nominal amount of EUR 1.5bn, and ISIN CH1255915014, with an initial nominal amount of EUR 1.25bn, both issued on 17 March 2023). Due to the tender offer, which was made shortly after the instruments’ issue date in light of the anticipated acquisition of Credit Suisse announced on 19 March 2023, the aforementioned instruments were not eligible as gone concern capital as of 31 March 2023. The nominal amounts of the two instruments bought back under the tender offer until 4 April 2023, which was the tender offer’s final expiration deadline, totaled an equivalent of USD 0.8bn. The nominal amounts of instruments not bought back,  an equivalent of USD 2.2bn, were eligible again as gone concern capital following the expiration of the tender offer on 4 April 2023.

RWA increased by USD 2.1bn to USD 321.7bn, mainly driven by increases of USD 2.3bn in credit risk and USD 1.6bn in market risk RWA, partly offset by a decrease of USD 1.9bn in counterparty credit risk RWA. The overall increase of USD 2.1bn included an increase of USD 1.0bn related to currency effects.

Leverage ratio exposure decreased by USD 14.0bn to USD 1,014.4bn, mainly driven by lower central bank balances and securities financing transactions, partly offset by increases in trading portfolio and lending assets.

The quarterly average liquidity coverage ratio (the LCR) of UBS Group decreased 1.8 percentage points to 161.9%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by an USD 8.4bn reduction in high-quality liquid assets (HQLA) to USD 230.2bn mainly due to higher net funding needs driven by higher trading portfolio assets, increased loans to customers and lower net cash collateral payables on derivative instruments, partly offset by lower receivables from securities financing transactions and higher debt issued designated at fair value. The decrease in HQLA was largely offset by a USD 3.8bn reduction in net cash outflows to USD 142.2bn, mainly due to lower outflows from customer deposits, partly offset by higher outflows from maturing debt issued.

As of 31 March 2023, the net stable funding ratio (the NSFR) of UBS Group decreased 2.1 percentage points to 117.7%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by USD 4.2bn higher required stable funding, mainly due to an increase in trading portfolio assets, and USD 5.2bn lower available stable funding, mainly due to a decrease in customer deposits, partly offset by increased debt securities issued.

31 March 2023 Pillar 3 Report | UBS Group | Key metrics	4

KM1: Key metrics
USD m, except where indicated
		31.3.23	31.12.22	30.9.22	30.6.22	31.3.22
Available capital (amounts)
1	Common Equity Tier 1 (CET1)[1]	44,590	45,457	44,664	44,798	44,593
1a	Fully loaded ECL accounting model CET1	44,590	45,457	44,664	44,794	44,587
2	Tier 1[1]	57,694	58,321	59,359	59,907	60,053
2a	Fully loaded ECL accounting model Tier 1	57,694	58,321	59,359	59,902	60,047
3	Total capital[1]	58,182	58,806	59,845	60,401	61,056
3a	Fully loaded ECL accounting model total capital	58,182	58,806	59,845	60,396	61,051
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	321,660	319,585	310,615	315,685	312,037
4a	Minimum capital requirement[2]	25,733	25,567	24,849	25,255	24,963
4b	Total risk-weighted assets (pre-floor)	321,660	319,585	310,615	315,685	312,037
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)[1]	13.86	14.22	14.38	14.19	14.29
5a	Fully loaded ECL accounting model CET1 ratio (%)	13.86	14.22	14.38	14.19	14.29
6	Tier 1 ratio (%)[1]	17.94	18.25	19.11	18.98	19.25
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	17.94	18.25	19.11	18.98	19.24
7	Total capital ratio (%)[1]	18.09	18.40	19.27	19.13	19.57
7a	Fully loaded ECL accounting model total capital ratio (%)	18.09	18.40	19.27	19.13	19.57
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.09	0.07	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.27	0.27	0.26
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1 specific buffer requirements (%)[3]	3.59	3.57	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	9.36	9.72	9.88	9.69	9.79
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	1,014,446	1,028,461	989,787	1,025,422	1,072,953
14	Basel III leverage ratio (%)[1]	5.69	5.67	6.00	5.84	5.60
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)	5.69	5.67	6.00	5.84	5.60
Liquidity coverage ratio (LCR)[4]
15	Total high-quality liquid assets (HQLA)	230,208	238,585	240,420	249,364	252,836
16	Total net cash outflow	142,160	145,972	147,832	155,082	158,448
16a	of which: cash outflows	264,653	262,123	263,699	268,641	280,217
16b	of which: cash inflows	122,493	116,151	115,866	113,559	121,769
17	LCR (%)	161.93	163.72	162.68	160.85	159.64
Net stable funding ratio (NSFR)
18	Total available stable funding	556,270	561,431	533,866	551,877	569,405
19	Total required stable funding	472,662	468,496	443,487	456,328	467,826
20	NSFR (%)	117.69	119.84	120.38	120.94	121.71

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.    4 Calculated based on an average of 64 data points in the first quarter of 2023 and 63 data points in the fourth quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

31 March 2023 Pillar 3 Report | UBS Group | Key metrics	5

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD m, except where indicated
		31.3.23	31.12.22	30.9.22	30.6.22	31.3.22
1	Total loss-absorbing capacity (TLAC) available[2]	110,319	105,312	104,745	106,249	106,573
1a	Fully loaded ECL accounting model TLAC available	110,319	105,312	104,745	106,244	106,568
2	Total RWA at the level of the resolution group	321,660	319,585	310,615	315,685	312,037
3	TLAC as a percentage of RWA (%)	34.30	32.95	33.72	33.66	34.15
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	34.30	32.95	33.72	33.65	34.15
4	Leverage ratio exposure measure at the level of the resolution group	1,014,446	1,028,461	989,787	1,025,422	1,072,953
5	TLAC as a percentage of leverage ratio exposure measure (%)	10.87	10.24	10.58	10.36	9.93
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)	10.87	10.24	10.58	10.36	9.93
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”

31 March 2023 Pillar 3 Report | UBS Group | Key metrics	6

Risk-weighted assets

Overview of RWA and capital requirements

The OV1 table below provides an overview of our risk-weighted assets (RWA) and the related minimum capital requirements by risk type. The table presented is based on the respective Swiss Financial Market Supervisory Authority (FINMA) template and empty rows indicate current non-applicability to UBS.

During the first quarter of 2023, our RWA increased by USD 2.1bn to USD 321.7bn, mainly driven by increases of USD 2.3bn in credit risk and USD 1.6bn in market risk RWA, partly offset by a decrease of USD 1.9bn in counterparty credit risk RWA.

Credit risk RWA increased by USD 2.3bn, driven by increases of USD 1.3bn related to model updates, USD 0.9bn related to currency effects, and USD 0.1bn related to asset size and other movements. Model updates resulted in an RWA increase of USD 1.3bn, primarily driven by a USD 0.8bn quarterly phase-in impact related to updates to the loss-given-default (LGD) model for private equity and hedge fund financing trades, and a USD 0.5bn increase related to an update to the LGD model for corporate clients and financial institutions. Asset size and other movements increased by USD 0.1bn, mainly as higher RWA from loans in Personal & Corporate Banking and higher RWA from nostro accounts and the high-quality liquid asset (HQLA) portfolio in Group Functions were almost entirely offset by lower RWA from loans and other commitments in Global Wealth Management.

Market risk RWA increased by USD 1.6bn, mainly driven by an increase in asset size and other movements in the Investment Bank’s Global Markets business. This was partially offset by a decrease related to ongoing parameter updates of our value-at-risk (VaR) model. We are in discussions with FINMA regarding the integration of time decay into the regulatory VaR, which would replace the current add-on.

Counterparty credit risk (CCR) RWA decreased by USD 1.9bn, mainly due to lower RWA on securities financing transactions in the Investment Bank.

The flow tables for credit risk, CCR and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the first quarter of 2023.

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the applied regulatory standards

›    Refer to the “Introduction and basis for preparation” section of our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the measurement of risk exposures and RWA

›    Refer to the “Capital management” section of our first quarter 2023 report, available under ”Quarterly reporting” at ubs.com/investors, for more information about capital management and RWA, including details regarding movements in RWA during the first quarter of 2023

31 March 2023 Pillar 3 Report | UBS Group | Risk-weighted assets	7

OV1: Overview of RWA
		RWA		Minimum capital requirements[1]
USD m		31.3.23	31.12.22	31.3.23
1	Credit risk (excluding counterparty credit risk)	165,174	162,889	13,214
2	of which: standardized approach (SA)	43,757	41,930	3,501
2a	of which: non-counterparty-related risk	12,838	12,855	1,027
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	121,417	120,958	9,713
6	Counterparty credit risk[2]	34,702	36,630	2,776
7	of which: SA for counterparty credit risk (SA-CCR)	7,239	6,785	579
8	of which: internal model method (IMM)	15,921	16,438	1,274
8a	of which: value-at-risk (VaR)	7,402	9,421	592
9	of which: other CCR	4,139	3,987	331
10	Credit valuation adjustment (CVA)	4,067	4,310	325
11	Equity positions under the simple risk-weight approach	4,187	3,768	335
12	Equity investments in funds – look-through approach	717	638	57
13	Equity investments in funds – mandate-based approach	1,095	1,250	88
14	Equity investments in funds – fallback approach	266	236	21
15	Settlement risk	331	408	26
16	Securitization exposures in banking book	313	271	25
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	28	28	2
19	of which: securitization standardized approach (SEC-SA)	285	243	23
20	Market risk	15,102	13,478	1,208
21	of which: standardized approach (SA)	371	463	30
22	of which: internal models approach (IMA)	14,730	13,015	1,178
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	81,379	81,379	6,510
25	Amounts below thresholds for deduction (250% risk weight)[4]	14,326	14,328	1,146
25a	of which: deferred tax assets	11,349	11,381	908
26	Floor adjustment[5]
27	Total	321,660	319,585	25,733

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, does not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

RWA flow statements of credit risk exposures under IRB

The CR8 table below provides a breakdown of the credit risk RWA movements in the first quarter of 2023 across movement categories defined by the Basel Committee on Banking Supervision (the BCBS). These categories are described in the “Credit risk” section of our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Credit risk RWA under the advanced internal ratings-based (A-IRB) approach increased by USD 0.5bn to USD 121.4bn during the first quarter of 2023.

Movements in asset size decreased RWA by USD 4.9bn, mainly due to reductions in Lombard loans and, to a lesser extent, lower balances with central banks.

Movements in asset quality, including changes in risk density across the overall portfolio, increased RWA by USD 3.3bn, mainly due to shifts in the composition of asset classes in the Investment Bank and Personal & Corporate Banking and shifts within the high-quality liquid asset (HQLA) portfolio from cash into securities in Group Functions, partly offset by rating improvements in the Lombard portfolio in Global Wealth Management.

Model updates resulted in an increase of USD 1.3bn, primarily driven by a USD 0.8bn quarterly phase-in impact related to the LGD model for private equity and hedge fund financing trades, and a USD 0.5bn increase related to the LGD model for corporate clients and financial institutions.

31 March 2023 Pillar 3 Report | UBS Group | Risk-weighted assets	8

CR8: RWA flow statements of credit risk exposures under IRB
USD m		RWA
1	Total credit risk RWA as of 31.12.22	120,958
2	Asset size	(4,920)
3	Asset quality	3,339
4	Model updates	1,346
5	Methodology and policy changes	0
5a	of which: Regulatory add-ons	0
6	Acquisitions and disposals	0
7	Foreign exchange movements	694
8	Other	0
9	Total credit risk RWA as of 31.3.23	121,417

RWA flow statements of counterparty credit risk exposures under the internal model method and VaR

The CCR7 table below presents a flow statement explaining changes in CCR RWA determined under the internal model method (IMM) for derivatives and the VaR approach for securities financing transactions (SFTs).

CCR RWA on derivatives under the IMM decreased by USD 0.5bn to USD 15.9bn during the first quarter of 2023, reflecting slight decreases across asset size, asset quality (including changes in risk density across the overall derivatives portfolio) and model updates.

CCR RWA on SFTs under the VaR approach decreased by USD 2.0bn to USD 7.4bn during the first quarter of 2023. Asset size movements contributed to a decrease of USD 1.1bn, mainly due to lower volatility reflected in the VaR model. Asset quality movements, including changes in risk density across the overall SFT portfolio, decreased RWA by USD 1.0bn, mainly due to an improvement in the risk profile in the Investment Bank.

›    Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the “Credit risk” section of our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)
USD m		Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR
1	RWA as of 31.12.22	16,438	9,421	25,859
2	Asset size	(224)	(1,090)	(1,314)
3	Credit quality of counterparties	(213)	(1,039)	(1,251)
4	Model updates	(124)	91	(33)
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	45	19	63
8	Other
9	RWA as of 31.3.23	15,921	7,402	23,324

31 March 2023 Pillar 3 Report | UBS Group | Risk-weighted assets	9

RWA flow statements of market risk exposures under an internal models approach

The three main components that contribute to market risk RWA are VaR, stressed VaR (SVaR) and incremental risk charge. The VaR and SVaR components include the RWA charge for risks not in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the first quarter of 2023 under an internal models approach across those components, pursuant to the movement categories defined by the BCBS. These categories are described in the “Market risk” section of our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Market risk RWA increased by USD 1.7bn to USD 14.7bn in the first quarter of 2023, driven by an increase from asset size and other movements in the Investment Bank’s Global Markets business. This was partially offset by a decrease related to ongoing parameter updates of our VaR model. We are in discussions with FINMA regarding the integration of time decay into the regulatory VaR, which would replace the current add-on.

The FINMA VaR multiplier derived from backtesting exceptions for market risk RWA was unchanged compared with the prior quarter, at 3.0.

MR2: RWA flow statements of market risk exposures under an IMA[1]
USD m		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.22	3,633	7,251	2,132			13,015
1a	Regulatory adjustment	(1,298)	(3,960)	0			(5,257)
1b	RWA at previous quarter-end (end of day)	2,335	3,291	2,132			7,758
2	Movement in risk levels	663	872	185			1,721
3	Model updates / changes	(49)	(21)	0			(70)
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	(177)	(511)	0			(688)
8a	RWA at the end of the reporting period (end of day)	2,773	3,632	2,317			8,722
8b	Regulatory adjustment	966	4,835	208			6,009
8c	RWA as of 31.3.23	3,739	8,466	2,525			14,730
1 Components that describe movements in RWA are presented in italics.

31 March 2023 Pillar 3 Report | UBS Group | Risk-weighted assets	10

Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA).

›    Refer to the “Capital management” section of our first quarter 2023 report, available under ”Quarterly reporting” at ubs.com/investors, for more information about capital management

Swiss SRB going and gone concern requirements and information
As of 31.3.23	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.67[1]	47,177	5.00[1]	50,722
Common equity tier 1 capital	10.37	33,345	3.50[2]	35,506
of which: minimum capital	4.50	14,475	1.50	15,217
of which: buffer capital	5.50	17,691	2.00	20,289
of which: countercyclical buffer	0.37	1,179
Maximum additional tier 1 capital	4.30	13,831	1.50	15,217
of which: additional tier 1 capital	3.50	11,258	1.50	15,217
of which: additional tier 1 buffer capital	0.80	2,573

Eligible going concern capital
Total going concern capital	17.94	57,694	5.69	57,694
Common equity tier 1 capital	13.86	44,590	4.40	44,590
Total loss-absorbing additional tier 1 capital[3]	4.07	13,104	1.29	13,104
of which: high-trigger loss-absorbing additional tier 1 capital	3.70	11,905	1.17	11,905
of which: low-trigger loss-absorbing additional tier 1 capital	0.37	1,198	0.12	1,198

Required gone concern capital
Total gone concern loss-absorbing capacity[4,5,6]	10.35	33,279	3.75	38,042
of which: base requirement including add-ons for market share and LRD	10.73[7]	34,498	3.75[7]	38,042
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.38)	(1,219)	0.00	0
of which: additional requirements for impediments in resolvability[8]

Eligible gone concern capital
Total gone concern loss-absorbing capacity	16.36	52,624	5.19	52,624
Total tier 2 capital	0.92	2,975	0.29	2,975
of which: low-trigger loss-absorbing tier 2 capital	0.76	2,438	0.24	2,438
of which: non-Basel III-compliant tier 2 capital	0.17	538	0.05	538
TLAC-eligible senior unsecured debt	15.44	49,649	4.89	49,649

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.01	80,456	8.75	88,764
Eligible total loss-absorbing capacity	34.30	110,318	10.87	110,318

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		321,660
Leverage ratio denominator				1,014,446

1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which are available under the Swiss systemically relevant bank framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the reduction for the use of higher-quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements).    7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.    8 As of July 2024, the Swiss Financial Market Supervisory Authority (FINMA) will have the authority to impose a surcharge of up to 25% of the total going concern capital requirement should obstacles to a SIB’s resolvability be identified in future resolvability assessments.

31 March 2023 Pillar 3 Report | UBS Group | Going and gone concern requirements and eligible capital	11

Leverage ratio

Basel III leverage ratio

The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 2 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD).

The LRD consists of on-balance sheet assets and off-balance sheet items based on International Financial Reporting Standards (IFRS). Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on for potential future exposure and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules UBS is required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m	31.3.23	31.12.22
On-balance sheet exposures
IFRS total assets	1,053,134	1,104,364
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(14,320)	(13,342)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[1]	(146,998)	(185,159)
Less carrying amount of securities financing transactions in IFRS total assets[2]	(87,779)	(89,882)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	804,037	815,981
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(10,920)	(10,826)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	793,117	805,155

1 The exposures consist of derivative financial instruments and cash collateral receivables on derivative instruments, all of which are in accordance with the regulatory scope of consolidation.    2 The exposures consist of receivables from SFTs, margin loans, prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation.

31 March 2023 Pillar 3 Report | UBS Group | Leverage ratio	12

During the first quarter of 2023, the LRD decreased by USD 14.0bn to USD 1,014.4bn. On-balance sheet exposures (excluding derivatives and SFTs) decreased by USD 12.0bn, mainly driven by lower central bank balances, partly offset by increases in trading portfolio and lending assets. Derivative exposures increased by USD 1.3bn, primarily in the Investment Bank, reflecting lower netting and higher trading volumes, largely offset by market-driven decreases and lower margin requirements. SFTs decreased by USD 1.8bn, mainly driven by trade roll-offs and lower collateral sourcing activities, partly offset by an increase in brokerage receivables and higher client activity levels. Off-balance sheet items decreased by USD 1.5bn, mainly due to lower forward starting reverse repurchase agreements.

›    Refer to “Leverage ratio denominator” in the “Capital management” section of our first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for more information

LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated		31.3.23	31.12.22

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	804,037	815,981
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(10,920)	(10,826)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	793,117	805,155

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	45,853	52,184
5	Add-on amounts for PFE associated with all derivatives transactions	78,240	72,077
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(18,141)	(22,067)
8	(Exempted QCCP leg of client-cleared trade exposures)	(14,911)	(12,413)
9	Adjusted effective notional amount of all written credit derivatives[1]	45,608	41,188
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(45,083)	(40,702)
11	Total derivative exposures	91,566	90,266

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	183,513	177,828
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(95,735)	(87,946)
14	CCR exposure for SFT assets	9,074	8,741
15	Agent transaction exposures
16	Total securities financing transaction exposures	96,853	98,623

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	110,419	111,555
18	(Adjustments for conversion to credit equivalent amounts)	(77,509)	(77,139)
19	Total off-balance sheet items	32,910	34,416
	Total exposures (leverage ratio denominator)	1,014,446	1,028,461

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	57,694	58,321
21	Total exposures (leverage ratio denominator)	1,014,446	1,028,461

	Leverage ratio
22	Basel III leverage ratio (%)	5.7	5.7

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

LR1: BCBS Basel III leverage ratio summary comparison
USD m		31.3.23	31.12.22
1	Total consolidated assets as per published financial statements	1,053,134	1,104,364
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(25,240)	(24,169)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(55,432)	(94,893)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,074	8,741
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	32,910	34,416
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,014,446	1,028,461
1 Includes assets that are deducted from tier 1 capital.

31 March 2023 Pillar 3 Report | UBS Group | Leverage ratio	13

Liquidity and funding

Liquidity coverage ratio

We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement	First quarter 2023 report section	Disclosure	First quarter 2023 report page number
Concentration of funding sources	Balance sheet and off-balance sheet	Liabilities by product and currency	39

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

High-quality liquid assets (HQLA)
	Average 1Q23[1]			Average 4Q22[1]
USD bn, except where indicated	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	137.3		137.3	151.5		151.5
Securities (on- and off-balance sheet)	70.9	22.0	92.9	66.1	21.0	87.1
Total HQLA[4]	208.2	22.0	230.2	217.6	21.0	238.6

1 Calculated based on an average of 64 data points in the first quarter of 2023 and 63 data points in the fourth quarter of 2022.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

31 March 2023 Pillar 3 Report | UBS Group | Liquidity and funding	14

LCR development during the first quarter of 2023

The quarterly average LCR of UBS Group decreased 1.8 percentage points to 161.9%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by an USD 8.4bn reduction in HQLA to USD 230.2bn mainly due to higher net funding needs driven by higher trading portfolio assets, increased loans to customers and lower net cash collateral payables on derivative instruments, partly offset by lower receivables from securities financing transactions and higher debt issued designated at fair value. The decrease in HQLA was largely offset by a USD 3.8bn reduction in net cash outflows to USD 142.2bn, mainly due to lower outflows from customer deposits, partly offset by higher outflows from maturing debt issued.

LIQ1: Liquidity coverage ratio
		Average 1Q23[1]		Average 4Q22[1]
USD bn, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets (HQLA)
1	Total HQLA	234.5	230.2	242.6	238.6

Cash outflows
2	Retail deposits and deposits from small business customers	270.2	30.4	270.1	30.3
3	of which: stable deposits	35.0	1.2	37.9	1.3
4	of which: less stable deposits	235.1	29.2	232.2	29.0
5	Unsecured wholesale funding	206.5	109.3	215.0	113.0
6	of which: operational deposits (all counterparties)	48.2	11.9	49.4	12.2
7	of which: non-operational deposits (all counterparties)	145.4	84.5	154.1	89.4
8	of which: unsecured debt	12.9	12.9	11.4	11.4
9	Secured wholesale funding		70.0		66.3
10	Additional requirements:	105.0	33.1	104.0	31.7
11	of which: outflows related to derivatives and other transactions	64.8	22.5	66.5	21.4
12	of which: outflows related to loss of funding on debt products[3]	0.1	0.1	0.1	0.1
13	of which: committed credit and liquidity facilities	40.1	10.6	37.5	10.2
14	Other contractual funding obligations	18.6	17.7	17.9	16.9
15	Other contingent funding obligations	201.0	4.2	195.8	4.0
16	Total cash outflows		264.7		262.1

Cash inflows
17	Secured lending	226.0	70.3	213.7	66.6
18	Inflows from fully performing exposures	52.9	23.8	53.5	23.8
19	Other cash inflows	28.5	28.5	25.7	25.7
20	Total cash inflows	307.3	122.5	292.8	116.2

		Average 1Q23[1]		Average 4Q22[1]
USD bn, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio (LCR)
21	Total HQLA		230.2		238.6
22	Net cash outflows		142.2		146.0
23	LCR (%)		161.9		163.7

1 Calculated based on an average of 64 data points in the first quarter of 2023 and 63 data points in the fourth quarter of 2022.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

31 March 2023 Pillar 3 Report | UBS Group | Liquidity and funding	15

Significant regulated subsidiaries and sub-groups

Introduction

Scope of disclosures in this section

The sections below include capital and other regulatory information as of 31 March 2023 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.

31 March 2023 Pillar 3 Report | Significant regulated subsidiaries and sub-groups | Introduction	16

UBS AG standalone

Key metrics of the first quarter of 2023

The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the first quarter of 2023, common equity tier 1 (CET1) capital decreased by USD 0.5bn to USD 53.5bn, mainly as operating profit before tax was more than offset by additional accruals for capital returns to UBS Group AG. Tier 1 capital was stable at USD 65.8bn, reflecting the aforementioned decrease in CET1 capital, offset by a USD 0.5bn increase in additional tier 1 (AT1) capital. The increase in AT1 capital was mainly driven by two loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG, denominated in US dollars and Swiss francs amounting to USD 0.3bn equivalent.

Phase-in risk-weighted assets (RWA) increased by USD 15.4bn to USD 348.2bn during the first quarter of 2023, primarily driven by increases in participation RWA, due to the phased increase of risk weights for investments in Swiss- and foreign-domiciled subsidiaries in accordance with the relevant Swiss Financial Market Supervisory Authority (FINMA) decree, and, to a lesser extent, by credit risk and counterparty credit risk, as well as market risk RWA.

Leverage ratio exposure increased by USD 13.9bn to USD 589.3bn, mainly driven by higher lending and trading portfolio assets, as well as increases in securities financing transactions and derivative exposures, partly offset by lower central bank balances.

Correspondingly, the CET1 capital ratio of UBS AG decreased to 15.4% from 16.2%, mainly reflecting the increase in RWA. The firm’s Basel III leverage ratio decreased to 11.2% from 11.4%, mainly reflecting the higher leverage ratio exposure.

In the first quarter of 2023, the quarterly average liquidity coverage ratio (the LCR) of UBS AG decreased 2.1 percentage points to 189.1%, remaining above the prudential requirement communicated by FINMA. The average LCR decrease was driven by a USD 2.8bn decrease in high-quality liquid assets (HQLA) to USD 98.8bn, mainly due to higher net funding needs driven by higher trading portfolio assets, partly offset by increased receivables from securities financing transactions and debt issued designated at fair value. The effect of the reduction in HQLA was partly offset by a decrease in net cash outflows of USD 1.2bn to USD 52.4bn due to higher inflows from intercompany loans and lower outflows from third-party customer deposits, offset by higher cash outflows from maturing debt issued.

As of 31 March 2023, the net stable funding ratio (the NSFR) decreased by 2.6 percentage points to 88.2%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by an increase in required stable funding of USD 8.8bn to USD 289.0bn, mainly due to higher lending and trading portfolio assets. Available stable funding remained almost stable at USD 255.0bn.

31 March 2023 Pillar 3 Report | Significant regulated subsidiaries and sub-groups | UBS AG standalone	17

KM1: Key metrics
USD m, except where indicated
		31.3.23	31.12.22	30.9.22	30.6.22	31.3.22
Available capital (amounts)
1	Common Equity Tier 1 (CET1)[1]	53,476	53,995	53,480	54,146	52,218
1a	Fully loaded ECL accounting model CET1	53,476	53,995	53,480	54,139	52,211
2	Tier 1[1]	65,791	65,836	67,149	68,188	66,597
2a	Fully loaded ECL accounting model Tier 1	65,791	65,836	67,149	68,180	66,589
3	Total capital[1]	66,279	66,321	67,634	68,682	67,599
3a	Fully loaded ECL accounting model total capital	66,279	66,321	67,634	68,674	67,592
Risk-weighted assets (amounts)[2]
4	Total risk-weighted assets (RWA)	348,235	332,864	323,364	327,846	330,401
4a	Minimum capital requirement[3]	27,859	26,629	25,869	26,228	26,432
4b	Total risk-weighted assets (pre-floor)	348,235	332,864	323,364	327,846	330,401
Risk-based capital ratios as a percentage of RWA[2]
5	CET1 ratio (%)[1]	15.36	16.22	16.54	16.52	15.80
5a	Fully loaded ECL accounting model CET1 ratio (%)	15.36	16.22	16.54	16.51	15.80
6	Tier 1 ratio (%)[1]	18.89	19.78	20.77	20.80	20.16
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	18.89	19.78	20.77	20.80	20.15
7	Total capital ratio (%)[1]	19.03	19.92	20.92	20.95	20.46
7a	Fully loaded ECL accounting model total capital ratio (%)	19.03	19.92	20.92	20.95	20.46
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.08	0.06	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)[5]	2.58	2.56	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	10.86	11.72	12.04	12.02	11.30
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	589,317	575,461	553,215	569,794	594,893
14	Basel III leverage ratio (%)[1]	11.16	11.44	12.14	11.97	11.19
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)	11.16	11.44	12.14	11.97	11.19
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	98,761	101,609	105,768	104,628	103,168
16	Total net cash outflow	52,382	53,616	55,770	55,405	55,039
16a	of which: cash outflows	163,526	156,764	155,688	159,568	162,735
16b	of which: cash inflows	111,144	103,148	99,919	104,163	107,696
17	LCR (%)	189.11	191.19	190.23	189.29	188.26
Net stable funding ratio (NSFR)[7]
18	Total available stable funding	254,983	254,433	241,505	244,791	249,760
19	Total required stable funding	288,991	280,166	263,308	265,597	275,424
20	NSFR (%)	88.23	90.82	91.72	92.17	90.68

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Based on phase-in rules for RWA. Refer to “Swiss SRB going and gone concern requirements and information” below for more information.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.    5 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.    6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the first quarter of 2023 and 63 data points in the fourth quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

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Swiss SRB going and gone concern requirements and information

The tables below provide details of the Swiss systemically relevant bank RWA- and leverage ratio denominator-based going and gone concern requirements and information as required by FINMA. Details regarding eligible gone concern instruments are provided below.

Following the amendments to the Banking Act and the Banking Ordinance, which entered into force as of 1 January 2023, UBS AG standalone is subject to a gone concern capital requirement based on the sum of: (i) the nominal value of the gone concern instruments issued by UBS entities and held by the parent firm; (ii) 75% of the capital requirements resulting from third-party exposure on a standalone basis; and (iii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure. A transitional period until 2024 has been granted for the buffer requirement. The gone concern capital coverage ratio reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, non-Basel III-compliant tier 2 capital instruments and total loss-absorbing capacity-eligible senior unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.

More information about the going and gone concern requirements and information is provided in the “UBS AG standalone” section of our 31 December 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.23	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD m, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	14.38[1]	50,066	14.38[1]	56,972	5.00[1]	29,466
Common equity tier 1 capital	10.08	35,092	10.08	39,932	3.50	20,626
of which: minimum capital	4.50	15,671	4.50	17,832	1.50	8,840
of which: buffer capital	5.50	19,153	5.50	21,795	2.00	11,786
of which: countercyclical buffer	0.08	268	0.08	305
Maximum additional tier 1 capital	4.30	14,974	4.30	17,040	1.50	8,840
of which: additional tier 1 capital	3.50	12,188	3.50	13,869	1.50	8,840
of which: additional tier 1 buffer capital	0.80	2,786	0.80	3,170

Eligible going concern capital
Total going concern capital	18.89	65,791	16.60	65,791	11.16	65,791
Common equity tier 1 capital	15.36	53,476	13.49	53,476	9.07	53,476
Total loss-absorbing additional tier 1 capital	3.54	12,315	3.11	12,315	2.09	12,315
of which: high-trigger loss-absorbing additional tier 1 capital	3.19	11,118	2.81	11,118	1.89	11,118
of which: low-trigger loss-absorbing additional tier 1 capital	0.34	1,198	0.30	1,198	0.20	1,198

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		348,235		396,271
Leverage ratio denominator						589,317

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		43,622

Eligible gone concern capital
Total gone concern loss-absorbing capacity		52,617
Gone concern capital coverage ratio	120.62

1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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Swiss SRB going and gone concern information
USD m, except where indicated	31.3.23	31.12.22
Eligible going concern capital
Total going concern capital	65,791	65,836
Total tier 1 capital	65,791	65,836
Common equity tier 1 capital	53,476	53,995
Total loss-absorbing additional tier 1 capital	12,315	11,841
of which: high-trigger loss-absorbing additional tier 1 capital	11,118	10,654
of which: low-trigger loss-absorbing additional tier 1 capital	1,198	1,187

Eligible gone concern capital
Total gone concern loss-absorbing capacity	52,617	46,982
Total tier 2 capital	2,968	2,949
of which: low-trigger loss-absorbing tier 2 capital	2,437	2,421
of which: non-Basel III-compliant tier 2 capital	531	528
TLAC-eligible senior unsecured debt	49,649	44,033

Total loss-absorbing capacity
Total loss-absorbing capacity	118,408	112,818

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	348,235	332,864
of which: investments in Switzerland-domiciled subsidiaries[1]	40,848	39,589
of which: investments in foreign-domiciled subsidiaries[1]	130,492	121,021
Risk-weighted assets fully applied as of 1.1.28	396,271	390,128
of which: investments in Switzerland-domiciled subsidiaries[1]	45,387	44,988
of which: investments in foreign-domiciled subsidiaries[1]	173,990	172,887
Leverage ratio denominator	589,317	575,461

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	18.9	19.8
of which: common equity tier 1 capital ratio, phase-in	15.4	16.2
Going concern capital ratio, fully applied as of 1.1.28	16.6	16.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.5	13.8

Leverage ratios (%)
Going concern leverage ratio	11.2	11.4
of which: common equity tier 1 leverage ratio	9.1	9.4

Capital coverage ratio (%)
Gone concern capital coverage ratio	120.6	117.1

1 Net exposures for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk-weighted at 225% and 300%, respectively, for the current year. Risk weights will gradually increase by 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Leverage ratio information

Swiss SRB leverage ratio denominator
USD bn	31.3.23	31.12.22
Leverage ratio denominator
Swiss GAAP total assets	513.6	504.8
Difference between Swiss GAAP and IFRS total assets	119.1	156.1
Less derivatives and SFTs[1]	(221.9)	(254.7)
Less funding provided to significant regulated subsidiaries eligible as gone concern capital	(21.8)	(21.9)
On-balance sheet exposures (excluding derivatives and SFTs)	389.0	384.3
Derivatives	91.8	88.3
Securities financing transactions	87.7	80.7
Off-balance sheet items	22.2	23.7
Items deducted from Swiss SRB tier 1 capital	(1.3)	(1.7)
Total exposures (leverage ratio denominator)	589.3	575.5

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivatives and Securities financing transactions in this table.

31 March 2023 Pillar 3 Report | Significant regulated subsidiaries and sub-groups | UBS AG standalone	20

UBS Switzerland AG standalone

Key metrics of the first quarter of 2023

The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules and International Financial Reporting Standards (IFRS).

During the first quarter of 2023, common equity tier 1 (CET1) capital decreased by CHF 0.2bn to CHF 12.4bn, mainly as operating profit was more than offset by additional accruals for dividends.

Total risk-weighted assets (RWA) increased by CHF 0.9bn to CHF 108.1bn, mainly due to RWA increases from corporate loans.

Leverage ratio exposure decreased by CHF 1.9bn to CHF 330.4bn, mainly driven by lower central bank balances, partly offset by higher lending assets.

The quarterly average liquidity coverage ratio (the LCR) of UBS Switzerland AG decreased by 0.5 percentage points to 141.9%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by a reduction in high-quality liquid assets (HQLA) of CHF 3.6bn to CHF 85.3bn mainly due to lower cash held at the Swiss National Bank, predominantly resulting from lower customer deposits and partly offset by increased funding from UBS AG. The effect of the reduction in HQLA was largely offset by a reduction in net cash outflows of CHF 2.3bn to CHF 60.2bn, driven by lower outflows from decreased customer deposits.

As of 31 March 2023, the net stable funding ratio (the NSFR) decreased by 2.9 percentage points to 133.7%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by an increase in required stable funding of CHF 2.8bn to CHF 165.2bn, mainly due to higher lending assets, and a decrease in available stable funding of CHF 0.9bn to CHF 220.8bn, mainly driven by lower customer deposits.

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KM1: Key metrics
CHF m, except where indicated
		31.3.23	31.12.22	30.9.22	30.6.22	31.3.22
Available capital (amounts)
1	Common Equity Tier 1 (CET1)[1]	12,356	12,586	12,520	12,718	12,786
1a	Fully loaded ECL accounting model CET1	12,356	12,586	12,520	12,717	12,785
2	Tier 1[1]	17,745	17,978	17,939	18,124	18,178
2a	Fully loaded ECL accounting model Tier 1	17,745	17,978	17,939	18,123	18,178
3	Total capital[1]	17,745	17,978	17,939	18,124	18,178
3a	Fully loaded ECL accounting model total capital	17,745	17,978	17,939	18,123	18,178
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	108,077	107,208	109,163	107,344	108,071
4a	Minimum capital requirement[2]	8,646	8,577	8,733	8,588	8,646
4b	Total risk-weighted assets (pre-floor)	98,250	97,662	98,242	96,583	95,858
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)[1]	11.43	11.74	11.47	11.85	11.83
5a	Fully loaded ECL accounting model CET1 ratio (%)	11.43	11.74	11.47	11.85	11.83
6	Tier 1 ratio (%)[1]	16.42	16.77	16.43	16.88	16.82
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	16.42	16.77	16.43	16.88	16.82
7	Total capital ratio (%)[1]	16.42	16.77	16.43	16.88	16.82
7a	Fully loaded ECL accounting model total capital ratio (%)	16.42	16.77	16.43	16.88	16.82
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.03	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.74	0.75	0.74
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)[4]	2.53	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.93	7.24	6.97	7.35	7.33
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	330,362	332,280	334,765	340,969	346,097
14	Basel III leverage ratio (%)[1]	5.37	5.41	5.36	5.32	5.25
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)	5.37	5.41	5.36	5.32	5.25
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	85,286	88,889	89,016	93,651	94,850
16	Total net cash outflow	60,151	62,437	63,082	66,248	66,962
16a	of which: cash outflows	80,906	84,826	85,858	90,247	91,396
16b	of which: cash inflows	20,755	22,389	22,776	23,999	24,434
17	LCR (%)	141.87	142.41	141.15	141.42	141.72
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	220,838	221,689	224,149	225,178	228,789
19	Total required stable funding	165,152	162,306	158,853	156,232	159,876
20	NSFR (%)	133.72	136.59	141.10	144.13	143.10

1 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.    4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.    5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the first quarter of 2023 and 63 data points in the fourth quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG.

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Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 March 2023, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 15.08% (including a countercyclical buffer of 0.78%) and 5.00%, respectively.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator-based requirement.

Swiss SRB going and gone concern requirements and information
As of 31.3.23	RWA		LRD
CHF m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	15.08[1]	16,293	5.00[1]	16,518
Common equity tier 1 capital	10.78	11,646	3.50	11,563
of which: minimum capital	4.50	4,863	1.50	4,955
of which: buffer capital	5.50	5,944	2.00	6,607
of which: countercyclical buffer	0.78	838
Maximum additional tier 1 capital	4.30	4,647	1.50	4,955
of which: additional tier 1 capital	3.50	3,783	1.50	4,955
of which: additional tier 1 buffer capital	0.80	865

Eligible going concern capital
Total going concern capital	16.42	17,745	5.37	17,745
Common equity tier 1 capital	11.43	12,356	3.74	12,356
Total loss-absorbing additional tier 1 capital	4.99	5,389	1.63	5,389
of which: high-trigger loss-absorbing additional tier 1 capital	4.99	5,389	1.63	5,389

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,582	3.10	10,241
of which: base requirement	7.97	8,617	2.79	9,217
of which: additional requirement for market share and LRD	0.89	965	0.31	1,024

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.42	11,257	3.41	11,257
TLAC-eligible senior unsecured debt	10.42	11,257	3.41	11,257

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.94	25,875	8.10	26,759
Eligible total loss-absorbing capacity	26.83	29,001	8.78	29,001

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		108,077
Leverage ratio denominator				330,362

1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF m, except where indicated	31.3.23	31.12.22
Eligible going concern capital
Total going concern capital	17,745	17,978
Total tier 1 capital	17,745	17,978
Common equity tier 1 capital	12,356	12,586
Total loss-absorbing additional tier 1 capital	5,389	5,393
of which: high-trigger loss-absorbing additional tier 1 capital	5,389	5,393

Eligible gone concern capital
Total gone concern loss-absorbing capacity	11,257	11,267
TLAC-eligible senior unsecured debt	11,257	11,267

Total loss-absorbing capacity
Total loss-absorbing capacity	29,001	29,245

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	108,077	107,208
Leverage ratio denominator	330,362	332,280

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.4	16.8
of which: common equity tier 1 capital ratio	11.4	11.7
Gone concern loss-absorbing capacity ratio	10.4	10.5
Total loss-absorbing capacity ratio	26.8	27.3

Leverage ratios (%)
Going concern leverage ratio	5.4	5.4
of which: common equity tier 1 leverage ratio	3.7	3.8
Gone concern leverage ratio	3.4	3.4
Total loss-absorbing capacity leverage ratio	8.8	8.8

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF bn	31.3.23	31.12.22
Leverage ratio denominator
Swiss GAAP total assets	313.5	315.7
Difference between Swiss GAAP and IFRS total assets	4.3	4.6
Less derivatives and SFTs[1]	(7.2)	(7.5)
On-balance sheet exposures (excluding derivatives and SFTs)	310.6	312.7
Derivatives	3.7	3.6
Securities financing transactions	1.4	1.0
Off-balance sheet items	14.9	15.1
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)
Total exposures (leverage ratio denominator)	330.4	332.3

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivatives and Securities financing transactions in this table.

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Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in millions)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

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Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

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Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG’s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

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UBS Europe SE consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on Basel Committee on Banking Supervision (BCBS) Pillar 1 requirements and in accordance with EU regulatory rules and International Financial Reporting Standards (IFRS).

During the first quarter of 2023, common equity tier 1 capital was stable at EUR 2.4bn and total capital remained stable at EUR 3.0bn. Risk-weighted assets remained stable at EUR 10.7bn. Leverage ratio exposure increased by EUR 6.0bn to EUR 47.8bn, mainly reflecting an increase in securities financing transactions.

The average liquidity coverage ratio was broadly stable at 155.0% (compared with 158.7% in the fourth quarter of 2022), with a EUR 0.2bn decrease in high-quality liquid assets and a EUR 0.1bn increase in total net cash outflows. The net stable funding ratio (the NSFR) remained well above the regulatory requirements of 100%, at 155.4% (compared with 174.6% in the fourth quarter of 2022). The decrease in the NSFR was driven by a EUR 0.6bn increase in required stable funding, which was partly due to clients increasing their Asian market exposure, and a EUR 0.5bn decrease in available stable funding, which was mainly due to clients shifting cash into funds and securities.

KM1: Key metrics[1]
EUR m, except where indicated
		31.3.23	31.12.22	30.9.22[2]	30.6.22[2]	31.3.22[2]
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	2,425	2,441	2,436	2,427	2,766
2	Tier 1	3,025	3,041	3,036	3,027	3,056
3	Total capital	3,025	3,041	3,036	3,027	3,056
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	10,705	10,726	11,924	11,412	12,276
4a	Minimum capital requirement[3]	856	858	954	913	982
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	22.6	22.8	20.4	21.3	22.5
6	Tier 1 ratio (%)	28.3	28.3	25.5	26.5	24.9
7	Total capital ratio (%)	28.3	28.3	25.5	26.5	24.9
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.3	0.3	0.2	0.1	0.1
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.8	2.8	2.7	2.6	2.6
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	18.1	18.3	15.9	16.8	16.9
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	47,825	41,818	51,736	47,364	52,250
14	Basel III leverage ratio (%)[5]	6.3	7.3	5.9	6.4	5.8
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	20,349	20,597	20,056	19,060	17,948
16	Total net cash outflow	13,206	13,082	12,221	11,640	10,745
17	LCR (%)	155.0	158.7	166.2	165.8	167.9
Net stable funding ratio (NSFR)
18	Total available stable funding	13,313	13,856	13,912	13,853	14,696
19	Total required stable funding	8,568	7,935	9,220	9,343	8,624
20	NSFR (%)	155.4	174.6	150.9	148.3	170.4

1 Based on applicable EU regulatory rules.    2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    5 On the basis of tier 1 capital.    6 Figures are calculated on a 12-month average.

31 March 2023 Pillar 3 Report | Significant regulated subsidiaries and sub-groups | UBS Europe SE consolidated	28

UBS Americas Holding LLC consolidated

The table below provides information about the regulatory capital components and capital, liquidity and leverage ratios of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements and in accordance with US Basel III rules.

Effective 1 October 2022, and through 30 September 2023, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 4.8%, in addition to the minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the 2022 Comprehensive Capital Analysis and Review (the CCAR) based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends. The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the first quarter of 2023, common equity tier 1 (CET1) was stable, as operating profit was mostly offset by the payment of a dividend to UBS AG. Risk-weighted assets (RWA) increased by USD 1.6bn to USD 71.9bn, driven by an increase in credit risk partially offset by a decrease in market risk. Leverage ratio exposure, calculated on an average basis, decreased by USD 5.5bn to USD 188.3bn, primarily due to decreased cash at Federal Reserve Banks.

The average liquidity coverage ratio (the LCR) increased 9.4 percentage points, mostly driven by lower deposits generating a USD 2.0bn decrease in net cash outflows.

KM1: Key metrics[1]
USD m, except where indicated
		31.3.23	31.12.22[2]	30.9.22	30.6.22	31.3.22
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	10,579	10,536	12,588	12,454	12,926
2	Tier 1	15,673	15,618	16,643	16,509	16,975
3	Total capital	15,889	15,749	16,786	16,661	17,108
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	71,901	70,324	73,043	74,651	72,646
4a	Minimum capital requirement[3]	5,752	5,626	5,843	5,972	5,812
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	14.7	15.0	17.2	16.7	17.8
6	Tier 1 ratio (%)	21.8	22.2	22.8	22.1	23.4
7	Total capital ratio (%)	22.1	22.4	23.0	22.3	23.6
Additional CET1 buffer requirements as a percentage of RWA
8	BCBS capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	US stress capital buffer requirement (%)	4.8	4.8	7.1	7.1	7.1
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	BCBS total of bank CET1 specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	US total bank specific capital buffer requirements (%)	4.8	4.8	7.1	7.1	7.1
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	10.2	10.5	12.7	12.2	13.3
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	188,330	193,837	191,695	198,332	197,541
14	Basel III leverage ratio (%)[5]	8.3	8.1	8.7	8.3	8.6
14a	Total Basel III supplementary leverage ratio exposure measure	209,465	214,543	214,292	224,259	223,482
14b	Basel III supplementary leverage ratio (%)[5]	7.5	7.3	7.8	7.4	7.6
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	24,920	26,296	30,249	34,065	34,451
16	Total net cash outflow	16,302	18,323	21,557	23,596	24,873
17	LCR (%)	152.9	143.5	140.3	144.4	138.6

1 The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    2 Comparative information has been aligned with UBS Americas Holding LLC’s final 2022 audited financial statements, which included an increase in provisions related to the US residential mortgage-backed securities litigation matter. Refer to the “Group Performance” section of our first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for more information.    3 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    5 On the basis of tier 1 capital.    6 Figures are calculated on a quarterly average.

31 March 2023 Pillar 3 Report | Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated	29

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AG                  Aktiengesellschaft

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

C&ORC           Compliance & Operational Risk Control

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DE&I                diversity, equity and inclusion

DFAST             Dodd–Frank act stress test

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ESR                  environmental and social risk

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

31 March 2023 Pillar 3 Report | Appendix	30

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MRT                Material Risk Taker

N

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

Q

QCCP              Qualifying central counterparty

R

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach or société anonyme

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s Republic of China

SDG                Sustainable Development Goal

SEC                 US Securities and Exchange Commission

SFT                  securities financing transaction

SI                     sustainable investing or sustainable investment

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

31 March 2023 Pillar 3 Report | Appendix	31

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

31 March 2023 Pillar 3 Report | Appendix	32

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 25, 2023